FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                  June 13, 2001

                                 Globo Cabo S.A.
                    (Exact Name as Specified in its Charter)


                                 Globo Cabo Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


GLOBO CABO S.A.


By: ________________________________
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer


Date: June 13, 2002

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Globo Cabo are merely projections and, as such, are based exclusively on the expectations of Globo Cabo management concerning the future of the business and our continued access to capital to fund our business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, the industry and that of the international markets and other risks disclosed herein and in our filed disclosure documents and are, therefore, subject to change without prior notice

Net Servicos de Telecomunicacao.
CNPJ/MF n(0)00.108.786/0001-65
NIRE n(0)33.300.159.738
Public Company
Rua Verbo Divino n(0)1.356 - 1a. , Sao Paulo-SP


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                                 RELEVANT NOTICE


June 13th, 2002

Name, ticker and CUSIP change, and ADR reverse stock split announcement NET Servicos de Comunicacao S.A. (formerly Globo Cabo S.A.)

At the Extraordinary General Meeting, held on May 2, 2002, shareholders approved a 1-for-10 reverse split in its ADR and preferred shares, and a change in the company's name, effective June 17, 2002. The company, to be known as NET Servicos de Comunicacao S.A. (Nasdaq:NETC), was formerly named Globo Cabo S.A.

ADR effective date:                         June 17, 2002
Old symbol:                                 GLCBY
New symbol:                                 NETC
Traded:                                     NASDAQ
Ratio:                                      1 ADR: 10 preferred shares
Share class:                                Preferred shares
Old CUSIP:                                  37957X 10 2
New CUSIP:                                  64109T 10 2
Country of incorporation:                   Brazil
Industry:                                   Media
Depositary:                                 JPMorgan Chase Bank
Custodian:                                  Bank Itau


To effect these changes, American Depositary Receipt (ADR) holders will be required to exchange their existing ADRs for new ADRs on the basis of one (1) new ADR for every ten (10) ADRs surrendered. If the aggregate number of ADRs to which a holder is entitled results in a fractional ADR, such fractions will be sold and the net proceeds, if any, will be distributed to such holder. In connection herewith, JPMorgan's books will be closed for issuances and cancellations from the close of business June 14, 2002 through the close of business June 19, 2002. JPMorgan's transfer books, however, will remain open.



                            Leonardo P. Gomes Pereira

                             Chief Financial Officer